UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y27183 600
(CUSIP Number)

c/o Technomar Shipping Inc. 3-5 Menandrou Str. Kifisia 14561 Athens, Greece Attention: Georgios Giouroukos Telephone: +30 210 6233670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y27183 600

1.	NAME OF REPORTING PERSONS

Shipping Participations Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,310,409

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,310,409

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,310,409

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (1)

14.	TYPE OF REPORTING PERSON

CO
(1)	Based on 36,216,803 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600

1.	NAME OF REPORTING PERSONS

Shipping Investments Treasurer Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,310,409

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,310,409

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,310,409

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (1)

14.	TYPE OF REPORTING PERSON

CO

(1)	Based on 36,216,803 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600

1.	NAME OF REPORTING PERSONS

Georgios Giouroukos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,310,409

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,310,409

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,310,409

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4% (1)

14.	TYPE OF REPORTING PERSON

IN

(1)	Based on 36,216,803 Class A Common Shares outstanding as of the date hereof, based on information received from the Issuer.

CUSIP No.	Y27183 600

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A common shares, par value $0.01 per share (the “Class A Common Shares”), of Global Ship Lease, Inc., a Marshall Islands corporation (the “Issuer”), having its principal executive offices at c/o Portland House, Stag Place, London SWIE 5RS, United Kingdom.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf the following:

Shipping Participations Inc., a Marshall Islands corporation (“Shipping Participations”);

Shipping Investments Treasurer Inc., a Marshall Islands corporation (“Shipping Investments Treasurer”), and the sole shareholder of Shipping Participations; and

Georgios Giouroukos, a citizen of Greece and the sole shareholder of Shipping Investments Treasurer (“Mr. Giouroukos”, and together with Shipping Participations and Shipping Investments Treasurer, the “Reporting Persons”).

As of the date of this filing, Shipping Participations, Shipping Investments Treasurer and Mr. Giouroukos may be deemed the beneficial owners of approximately 5.9% of the Issuer’s outstanding Class A Common Shares.

The principal business of each of Shipping Participations and Shipping Investments Treasurer is acting as a holding company for investments in the shipping industry. Mr. Giouroukos is the Executive Chairman of the Issuer, the Founder, Managing Director, and majority beneficial owner of Technomar Shipping Inc., and the sole beneficial owner of ConChart Commercial Inc.

The principal business address and principal office address of each of the Reporting Persons is c/o Technomar Shipping Inc., 3-5 Menandrou Str., Kifisia 14561, Athens, Greece.

The identity, present principal occupation/employment, citizenship and business address of the sole director of each of the Reporting Persons (the “Principal”), other than Mr. Giouroukos, are set forth below. None of such Reporting Persons has any executive officers.

Name	Business Address	Principal Occupation and Employment	Citizenship
Dimitrios Tsiaklagkanos (Director)	13 Defteras Merarchias Street Alassia Building 18535 Piraeus Greece	Lawyer	Greek

The Reporting Persons, and to the best of their knowledge, the Principal, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, and to the best of their knowledge, the Principal, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used by the Reporting Persons to purchase the Class A Common Shares was working capital of Shipping Participations Inc.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. Mr. Giouroukos serves as an executive officer and director of the Issuer. Accordingly, the Reporting Persons may have influence on the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing:

Shipping Participations, Shipping Investments Treasurer, and Mr. Giouroukos may be deemed to be the beneficial owners of 2,310,409 Class A Common Shares, representing approximately 6.4% of the Issuer’s outstanding Class A Common Shares. Shipping Participations, Shipping Investments Treasurer, and Mr. Giouroukos have the shared power to vote and dispose of these Class A Common Shares.

To the best of the Reporting Persons’ knowledge, the Principal does not beneficially own any Class A Common Shares.

Except as set forth in this Item 5, none of the Reporting Persons beneficially owns any Class A Common Shares.

(c)	No transactions in the Class A Common Shares were effected by the Reporting Persons during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the sale of Class A Common Shares, Shipping Participations Inc. entered into a Lock-Up Agreement with B. Riley Securities, Inc. (the “Seller”), dated as of September 1, 2021, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Form of Lock-up Agreement, dated September 1, 2021, between B. Riley Securities, Inc. and Shipping Participations Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 10, 2021

SHIPPING PARTICIPATIONS INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

SHIPPING INVESTMENTS TREASURER INC.

By:	/s/ Dimitrios Tsiaklagkanos
Name:	Dimitrios Tsiaklagkanos
Title:	Director

GEORGIOS GIOUROUKOS

/s/ Georgios Giouroukos

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).